SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                     Asia Automotive Acquisition Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    04519K101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey L. Feinberg
                        c/o JLF Asset Management, L.L.C.
                         2775 Via de la Valle, Suite 204
                                Del Mar, CA 92014
                                 (858) 259-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 4, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  04519K101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey L. Feinberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,276,100

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,276,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,276,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  04519K101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Asset Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,276,100

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,276,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,276,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.0%

14.  TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  04519K101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Partners I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     555,508

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     555,508

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     555,508

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  04519K101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     682,012

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     682,012

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     682,012

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%

14.  TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04519K101
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         The name of the issuer is Asia Automotive Acquisition Corp., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 199 Pierce Street, Suite 202, Birmingham, Michigan, USA. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

         (a-c, f) This Schedule 13D is being filed jointly by (i) Jeffrey L. Feinberg, a United States citizen, (ii) JLF Asset Management, L.L.C. a Delaware limited liability company, ("JLFAM"), (iii) JLF Partners I, L.P., a Delaware limited partnership ("JLF1"), and (iv) JLF Offshore Fund, Ltd., a Cayman Islands company. ("JLFOS")(collectively, the "Reporting Persons").

         The principal business address of Jeffrey L. Feinberg, JLFAM and JLF1 is 2775 Via de la Valle, Suite 204, Del Mar, CA 92014. The principal business address of JLFOS is c/o Goldman Sachs (Cayman) Trust, Ltd., P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman, Cayman Islands.

         Mr. Feinberg is the managing member of JLFAM, an investment management firm that serves as the investment adviser to JLF1, JLF Partners II, L.P., a Delaware limited partnership ("JLF2"), JLF Concentrated Partners, L.P., a Delaware limited partnership ("JLFC") and JLFOS, (collectively, the "Funds").

         (d) Jeffrey L. Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, Mr. Feinberg may be deemed to beneficially own 1,276,100 Shares, consisting of 555,508 Shares held by JLF1, 38,580 Shares held by JLF2, and 682,012 Shares held by JLFOS.

         As of the date hereof, JLFAM may be deemed to beneficially own 1,276,100 Shares, consisting of 555,508 Shares held by JLF1, 38,500 Shares held by JLF2, and 682,012 Shares held by JLFOS.

         As of the date hereof, JLF1 may be deemed to beneficially own 555,508 Shares.

         As of the date hereof, JLF2 may be deemed to beneficially own 38,580 Shares.

         As of the date hereof, JLFOS may be deemed to beneficially own 682,012 Shares.

         The funds for the purchase of the Shares came from the working capital of the Funds managed by JLFAM, over which Mr. Feinberg, through his role at JLFAM, exercises investment discretion. The total cost for the Shares beneficially owned by the Reporting Persons is $11,089,355.51.

         No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

         The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, (i) each of Mr. Feinberg and JLFAM may be deemed to be the beneficial owner of 1,276,100 Shares or 20.0% of the Shares of the Issuer and (ii) JLF1 may be deemed to be the beneficial owner of 555,508 Shares or 8.7% of the Issuer and (iii) JLFOS may be deemed to be the beneficial owner of 682,012 Shares or 10.7% of the Issuer, based upon the 6,380,250 Shares outstanding as of September 13, 2007, according to the S-4 filed by the Issuer on November 7, 2007.

Each of Mr. Feinberg and JLFAM has the shared power to vote or direct the vote of 1,276,100 Shares to which this filing relates, while JLF1 has the shared power to vote or direct the vote of 555,508 Shares to which this filing relates, and JLFOS has the shared power to vote or direct the vote of 682,012 Shares to which this filing relates. No Reporting Person has the sole power to vote or direct the vote of any of the Shares to which this filing relates.

Each of Mr. Feinberg and JLFAM has the shared power to dispose of or direct the disposition of 1,276,100 Shares to which this filing relates, while JLF1 has the shared power to dispose of or direct the disposition of 555,508 Shares to which this filing relates, and JLFOS has the shared power to dispose of or direct the disposition of 682,012 Shares to which this filing relates. No Reporting Person has the sole power to dispose of or direct the disposition of any of the Shares to which this filing relates.

Transactions effected within the last 60 days are listed in Exhibit B to this
Schedule 13D. The Shares to which this filing relates were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Persons do not have any contract, arrangement, understanding, or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement
         Exhibit B - Transactions within the last 60 Days

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 5, 2007
-----------------------
(Date)

                                               /s/ Jeffrey L. Feinberg*
                                               ---------------------------------
                                               Jeffrey L. Feinberg

                                               JLF Asset Management, L.L.C.*
                                               By: /s/ Jeffrey L. Feinberg
                                                   -----------------------------
                                               Name:  Jeffrey L. Feinberg
                                               Title: Managing Member

                                               JLF Partners I, L.P.*
                                               By: JLF Asset Management, L.L.C.,
                                               its management company

                                               By: /s/ Jeffrey L. Feinberg
                                                   -----------------------------
                                               Name:  Jeffrey L. Feinberg
                                               Title: Managing Member

                                               JLF Offshore Fund, Ltd.*
                                               By: JLF Asset Management, L.L.C.,
                                               its Investment Manager

                                               By: /s/ Jeffrey L. Feinberg
                                                   -----------------------------
                                               Name:  Jeffrey L. Feinberg
                                               Title: Managing Member


* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       EXHIBIT A


                             JOINT FILING AGREEMENT


         The undersigned agree that this Schedule 13D dated December 5, 2007 relating to the Common Shares, par value $0.001 per share, of Asia Automotive Acquisition Corp. shall be filed on behalf of the undersigned.


                                               /s/ Jeffrey L. Feinberg*
                                               ---------------------------------
                                               Jeffrey L. Feinberg

                                               JLF Asset Management, L.L.C.*
                                               By: /s/ Jeffrey L. Feinberg
                                                   -----------------------------
                                               Name:  Jeffrey L. Feinberg
                                               Title: Managing Member

                                               JLF Partners I, L.P.*
                                               By: JLF Asset Management, L.L.C.,
                                               its management company

                                               By: /s/ Jeffrey L. Feinberg
                                                   -----------------------------
                                               Name:  Jeffrey L. Feinberg
                                               Title: Managing Member

                                               JLF Offshore Fund, Ltd.*
                                               By: JLF Asset Management, L.L.C.,
                                               its Investment Manager

                                               By: /s/ Jeffrey L. Feinberg
                                                   -----------------------------
                                               Name:  Jeffrey L. Feinberg
                                               Title: Managing Member


* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.


July 26, 2007

                                                                       EXHIBIT B

                      TRANSACTIONS WITHIN THE LAST 60 DAYS

Jeffrey L. Feinberg, JLFAM, JLF1, JLF2, JLFOS

                                        # OF SHARES
DATE               ENTITY              PURCHASED/(SOLD)               PRICE
----               ------              ----------------               -----

11/14/07            JLF1                21,481                         8.18
11/14/07            JLF2                 1,554                         8.18
11/14/07            JLFOS               26,965                         8.18
11/15/07            JLF1                 5,147                         8.17
11/15/07            JLF2                   372                         8.17
11/15/07            JLFOS                6,481                         8.17
11/21/07            JLF1                 3,634                         8.19
11/21/07            JLF2                   274                         8.19
11/21/07            JLFOS                4,592                         8.19
11/23/07            JLF1                 8,550                         8.20
11/23/07            JLF2                   647                         8.20
11/23/07            JLFOS               10,803                         8.20
11/29/07            JLF1                 5,346                         8.21
11/29/07            JLF2                   404                         8.21
11/29/07            JLFOS                6,750                         8.21
11/30/07            JLF1                 5,347                         8.27
11/30/07            JLF2                   404                         8.27
11/30/07            JLFOS                6,749                         8.27
 12/3/07            JLF1                13,540                         8.45
 12/3/07            JLF2                 1,024                         8.45
 12/3/07            JLFOS               17,436                         8.45
 12/4/07            JLF1                 2,544                         8.45
 12/4/07            JLF2                   191                         8.45
 12/4/07            JLFOS                3,265                         8.45





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